FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR DISTRIBUTION IN CANADA, AUSTRALIA, ITALY OR JAPAN

DELHAIZE GROUP ANNOUNCES NEW DEBT ISSUANCE

BRUSSELS, Belgium – May 30, 2007 - Delhaize Group, the Belgian international food retailer (Euronext Brussels: DELB, NYSE: DEG), announced today that it is seeking to raise approximately USD 1.1 billion through a private placement of two series of senior notes.

The senior notes offered by Delhaize Group will consist of a series of euro denominated senior notes due 2014 and a series of U.S. dollar denominated senior notes due 2017. The senior notes will rank equally with all of the Company’s other unsecured unsubordinated indebtedness.

The Company plans to use the net proceeds from the proposed private placement to substantially fund a tender offer by its wholly-owned subsidiary Delhaize America, Inc. for up to USD 1.1 billion aggregate principal amount of Delhaize America’s 8.125% Notes due 2011, 9.000% Debentures due 2031, and 8.050% Notes due 2027, in order of purchase priority. Any remaining net proceeds will be used for other general corporate purposes.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any U.S. state securities laws, and unless so registered, may not be offered or sold in the U.S., except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Disclaimers

This announcement does not constitute, or form part of, any solicitation of any offer or invitation to buy or sell any securities or any offer of securities, in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis or be relied on in connection with any contract therefore. No action has been or will be taken in any jurisdiction in relation to the issue of such new senior notes that would permit a public offer in any jurisdiction. No indications of interest in the solicitation of offers to sell or to subscribe for securities are sought by this announcement.

In respect of the issue of the new senior notes referred to in this announcement, this announcement is not a prospectus for the purposes of EU Directive 2003/71/EC (the “Directive”). A prospectus for the admission of the new euro senior notes on the Official Listing of the Luxembourg Stock Exchange will be available on the website of the Luxembourg Stock Exchange and in hard copy at the offices of Delhaize Group and the paying agents.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by each of Delhaize Group and Delhaize America Inc. to inform themselves about, and to observe, any such restrictions.

United Kingdom

This announcement, and any other offer material relating to the new senior notes are each a communication falling within section 21(1) of the UK Financial Services and Markets Act 2000 having the benefit of an exemption to the applicable restrictions regarding financial promotion pursuant to Articles 19 and 43 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and are, therefore, only made to, or directed at, persons falling within those articles of the Order and any other persons to whom this announcement and such other offer material can otherwise be lawfully communicated (together being referred to as “relevant persons” in this paragraph), and must not be acted on or relied upon by

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Hans Michiels:	+ 32 2 412 83 30
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

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persons other than relevant persons. Any investment activity referred to in this announcement or such other offer material are available only to relevant persons and will be engaged in only with relevant persons.

Belgium

This announcement, the offering of the senior notes and any other offer material relating to new senior notes do not constitute a public offering in Belgium. The offering may not be advertised and the new senior notes may not be offered or sold, and this announcement or any other offering material relating to the new senior notes may not be distributed, directly or indirectly, to any persons in Belgium other than to:

(i)	qualified investors as defined in article 10 of the Act of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on a regulated market; or
(ii)	other investors in circumstances which do not require the publication by Delhaize Group SA of a prospectus, information circular, brochure or similar document pursuant to article 3 of the Act of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on a regulated market.

The offering has not been and will not be notified to, and this document or any other offering material relating to the new senior notes has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen).”

The tender offer is not being made, directly or indirectly, in the Belgium and has not been submitted to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) pursuant to applicable Belgian laws and regulations.

Italy

The new debt issuance is not being made in the Republic of Italy. The new debt issuance and the new debt offering memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) and/or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, persons are hereby notified that, to the extent such persons are Italian residents or persons located in the Republic of Italy, the new debt issuance is not available to them nor may the new debt securities be offered, sold or delivered in the Republic of Italy and neither the new debt offering memorandum nor any other offering material relating to the new debt offering may be distributed or made available in the Republic of Italy.

General

Delhaize Group (and its directors, employees or affiliates) make no representations or recommendations whatsoever regarding this announcement, the senior notes or any prospectus or other offer material relating thereto.

None of the Delhaize Group or any member thereof makes any recommendation as to whether or not persons should subscribe or acquire any new senior notes.

Delhaize Group accepts responsibility for the information contained in this announcement.

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Hans Michiels:	+ 32 2 412 83 30
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

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CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about raising funds through a private placement of senior notes and the use of proceeds of such private placement of senior notes, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Hans Michiels:	+ 32 2 412 83 30
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: June 1, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President